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                                   EXHIBIT 2.3



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Monday September 15 9:57 AM EDT

Company Press Release

CECO Environmental Completes Busch Co. Acquisition;
Sales and Earnings to Double

TORONTO, Sept. 15/PRNewswire/ -- Ceco Environmental Corp. (Nasdaq:CECE) announced today that it has completed the acquisition of the Busch Co. of Pittsburgh. Busch, a 50-year-old supplier of pollution control systems to the metal working industry, serves Fortune 500 Companies such as Alcan, USX, Alcoa, and Allegheny Ludlum, among others.

The acquisition was an all-cash transaction financed by Ceco's cash flow and new bank financing. Ceco's management projects that the Busch acquisition will double both the sale and profits of Ceco with no shareholder dilution.

Ceco's annualized sales volume is projected at approximately $25 million, with Busch making a positive contribution beginnning with Ceco's third quarter ending September 30th. Ceco stated that there will be non-recurring costs of the acquisition to be written-off. Despite the write-offs, Ceco expects to report record profits for both the second half of the year and for all of 1997 as well.

Ceco also stated that its Air Purator Corporation division had the largest monthly booking in its history during August. Air Purator's profits accelerate dramatically with increased sales volume.

Ceco Environmental Corp. through its four subsidiaries is involved, in a wide spectrum of the pollution control industry. Ceco Filters, Inc. of Conshohocken, Pennsylvania, manufactures and sells industrial air filters known as fiber bed mist eliminators. Air Purator Corporation of Taunton, Mass., manufactures the Huyglass family of high-performance filter fabrics for the bag house industry. Compliance Systems International of Carlsbad, Calif., owns the exclusive patent rights to the Catenary Grid Scrubber, which controls gas and smoke emissions. U.S. Failities Management of Phoenix, Arizona provides environmental maintenance, monitoring and management services.

SOURCE Ceco Environmental Corp.

More news for referenced ticker symbols: CECE, and related industries: environmental


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